07 June 2016

Mr Brad Skinner
Senior Assistant Chief Accountant
Office of Natural Resources
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Dear Mr. Skinner,


Sasol Limited Annual Report on Form 20-F for the Year Ended 30 June 2015 Filed 9 October 2015
File No. 1-31615

We refer to the comment letter, dated 28 April 2016, from the staff of the Office of Natural Resources (the "Staff") relating to the Form 20-F (the "Filing") of Sasol Limited (the "Company") for the year ended
30 June 2015. Set forth below in detail are the responses to the Staff's comment letter, which have been provided in each case following the text of the comment in the Staff's letter. The Staff is referred to the definitions contained in the Filing.

1. Please expand your presentation to disclose the undeveloped acreage for Australia, Nigeria and South Africa as separate figures by individual country. Refer to the disclosure requirements for geographic area under Item 1201(d) of Regulation S-K.

Response
The Company has referred to Item 1201(d) of Regulation S-K and acknowledges the Staff's comment. In all future filings, beginning with the annual report on Form 20-F for the year ended 30 June 2016, the Company will revise the disclosure to present the information by groups of countries within a continent as follows:

Undeveloped acreage
(thousand  acres)  Mozambique South    Rest of North   Australasia* Total
			      Africa   Africa* America*

Gross		   2 831,0    25 571,0 337,8   72,5    5 143,9   33 956,2
Nett		   2 555,5    14 813,7 16,9    36,2    1 773,5   19 195,8

* Rest of Africa consists of Nigeria, North America consists of Canada and Australasia consists of Australia.


2. Please expand your presentation to disclose the production, by final product sold, for each field that contains 15% or more of the Company's total proved reserves. Refer to disclosure requirements under
Item 1204(a) of Regulation S-K.

Response
The Company has referred to Item 1204(a) of Regulation S-K and acknowledges the Staff's comment. In all future filings, beginning with the annual report on Form 20-F for the year ended 30 June 2016, the Companywill revise the filing to identify production for those fields containing 15% or more of the Company's total Proved Reserves. As permitted by Rule 4-10(a)(15) of Regulation S-X the Company will, where appropriate, treat reservoirs in overlapping or adjacent fields as a single operational field.

The Company confirms that only the natural oil and gas volume in Mozambique and the synthetic oil volume in South Africa amount to 15% or more of the Company's total proved reserves.

Natural oil and gas production from Mozambique in 2013, 2014 and 2015 originated in a single field, the Pande-Temane PPA (PPA), which comprises 18% of the Company's total proved reserves. The net production quantities for the PPA are disclosed under Mozambique on Page 94 of the Filing.

Synthetic oil production from South Africa, which comprises 80% of the Company's total proved reserves, also originates from a single synthetic oil field. The net production quantities for the synthetic oil field are disclosed under South Africa on Page 94 of the Filing.


3. Please expand your disclosure of proved reserves expressed as barrels of oil equivalent to clarify the basis for converting your natural gas volumes to equivalent barrels of oil (e.g. the number of cubic feet of natural gas per barrel of oil equivalent).
Refer to Instruction 3 to Item 1202(a)(2) of Regulation S-K

Response
The Company has referred to Instruction 3 to Item 1202(a)(2) of Regulation S-K and acknowledges the Staff's comment. In all future filings, beginning with the annual report on Form 20-F for the year ended 30 June 2016, the Company will revise the disclosure to include the basis for converting natural gas volumes to equivalent barrels of oil. The Company confirms that the equivalency basis used in the Filing is 6 000 standard cubic feet of natural gas is equivalent to 1 barrel of oil.


4. Please expand your disclosure of the changes in net quantities of proved reserves for the period ending June 30, 2015 to include an appropriate narrative explanation of the significant changes relating to revisions. Refer to the disclosure requirements under FASB ASC 932-235-50-5

Response
The Company has referred to the disclosure requirements under FASB ASC 932-235-50-5 and acknowledges the Staff's comment. In all future filings, beginning with the annual report on Form 20-F for the year ended 30 June 2016, the Company will revise the disclosure to provide a narrative explanation of the significant changes relating to revisions in Proved Reserves.


Illustrative disclosure based on the Filing
Changes to Proved Developed Reserves

Natural Oil and Gas
In the Mozambique Pande-Temane PPA asset, Proved Developed Reserves decreased by 204,9 billion cubic feet. This was mainly due to production of 109,2 billion cubic feet. The remaining 95,7 billion cubic feet is a Revision which follows from a detailed technical study of the reservoirs using latest field data which showed that installed facilities will produce less gas than previously estimated.

In the Canada Farrell Creek and Cypress A asset, Proved Developed
Reserves increased by 31,2 billion cubic feet. Continued development drilling resulted in Proved Developed Reserves increasing by 53,0 billion cubic feet, which was partly offset by production of 21,8 billion cubic feet .

Synthetic oil
On 1 July 2014, Sasol implemented our Project 2050 programme to extend the useful life of our Secunda Mining and Synfuels Coal
Operations from 2029 to 2050. The extension in useful life resulted in a Revision of 413,6 million barrels.

5. Expand your disclosure to provide all of the material changes in the net quantities of proved undeveloped reserves including but not limited to the net quantity of proved undeveloped reserves converted to proved developed reserves that occurred during the fiscal year ended June 30, 2015. Your disclosure should reconcile the overall change in the net quantities of your proved undeveloped reserves and present the changes accompanied by a narrative explanation relating such causes as revisions, extensions/discoveries, acquisition/divestiture, improved recovery and the amounts converted during the year from proved undeveloped to proved developed. Refer to the disclosure requirements under Item 1203(b) of Regulation S-K.

Response
The Company has referred to Item 1203(b) of Regulation S-K and acknowledges the Staff's comment. In all future filings, beginning with the annual report on Form 20-F for the year ended 30 June 2016, the Company will revise the disclosure to include an appropriate explanation of all material changes in Proved Undeveloped Reserves.

Illustrative disclosure on material changes in Proved Undeveloped
Reserves based on the annual report on Form 20-F for the year ended 30 June 2015

Changes to Proved Undeveloped Reserves

In the Mozambique Pande-Temane PPA asset, Proved Undeveloped Reserves increased by 186,7 billion cubic feet. The Revision is based on the same detailed technical study of the reservoirs using latest field data mentioned in the Company's response to comment 4. The study showed that the amount of Proved Reserves that will be extracted by facilities and wells that have been approved but have not yet been constructed will more than offset the reduction in the amount estimated to be produced by presently installed facilities.


6. We note the definition you provide here and elsewhere on page 108 relating to proved reserves of oil and gas incorporates a reference to commercial recoverability not found in the definition under Rule 4-10(a) of Regulation S-X. Please revise your disclosure to remove the inconsistency with the definition of proved oil and gas reserves under Rule 4-10(a)(22) of Regulation S-X.

Response
The Company has referred to the definition under Rule 4-10(a)(22) of Regulation S-X and acknowledges the Staff's comment. In all future filings, beginning with the annual report on Form 20-F for the year ended 30 June 2016, the Company will revise the disclosure to ensure that the references to commercial recoverability are removed.The Company confirms that the Proved Reserves disclosed in the Filing are consistent with the definition under Rule 4-10(a)(22) of Regulation S-X.

7. We note that you incorporate a line item change captioned "Commercial Arrangements" in the disclosure of the changes in proved reserves and standardized measure of discounted net cash flows not specified in the change categories for disclosure under FASB ASC 932-235-50-5 and 50-35, respectively. Please revise your disclosure to use terminology consistent with the change categories specified in FASB ASC 932.

Response
The Company has referred to the terminology under FASB ASC 932-235-50 and acknowledges the Staff's comment.

Following a similar comment made by Staff in a letter dated
28 June 2013 relating to the Company's Annual Report on Form 20-F for the Fiscal Year Ended June 30, 2012 the Company committed to expand the disclosure to include the definitions for the change categories 'Commercial Arrangements' and 'Operational Factors'. These definitions have been provided on page G-8 of the Filing.

The Company will however revise the disclosure in all future filings, beginning with the annual report on Form 20-F for the year ended
30 June 2016, to use terminology consistent with the change categories specified in FASB ASC 932. The impact of Commercial
Arrangements and Operational Factors will be disclosed under 'Revision of previous estimates'.

8. Your disclosure of the undiscounted future cash inflows less the undiscounted future production and development costs appear to result in a negative figure relating to the proved natural oil and gas reserves for Canada for each of the periods ending June 30, 2013, 2014 and 2015 and for Gabon for the period ending June 30, 2015, respectively. Please refer to the definitions of economically producible and proved oil and gas reserves under Rule 4-10(a)(10) and 4-10(a)(22) of Regulation S-X and FASB ASC 932-235-20 and clarify for us why your estimates meet the requirements for disclosure as proved reserves.

Response
The Company has referred to the definitions under Rule 4-10(a)(10) and Rule 4-10(a)(22) of Regulation S-X and FASB ASC 932-235-20 and acknowledges the Staff's comment. The Company believes that the estimates meet the requirements for disclosure as Proved Reserves. Although the details vary between the two assets, the underlying basis for disclosure of Proved Reserves is the same.

The Company's disclosed Proved Reserve for each asset is the Company's share of the cumulative sum of future production for the period during which the future cash inflow, net of Royalty, for each field as a whole exceeds the associated cost. The
Company believes that this volume constitutes a "resource which generates revenue that exceeds, or is reasonably expected to exceed, the costs of the operation" (Rule 4-10(a)(10)).

The future production and development costs for both Canada and Gabon include costs which are not dependent upon the volume of production. They are fixed and will be incurred even in the event of no future production. In Canada, these costs are transportation capacity reservation costs and asset retirement costs. The Company has included transportation costs in the disclosure as the gas must be transported to a point at which it can be sold; there is no price at the well head. In Gabon these costs are drilling rig and FPSO contract termination costs, current well activity costs and asset retirement costs. For both assets, and in all referenced years, these costs are solely responsible for the negative future cash flow.

When evaluating whether a resource is economically producible, the Company believes it is appropriate to exclude those costs that are fixed and do not vary based on the amount of production. Accordingly, while the total future production and development costs result in a negative cumulative cash flow management will continue to produce because the cash flows that are dependent upon production - excluding the aforementioned costs - are positive. Accordingly, we believe that the criteria in Rule 4-10(a)(10) are met - the resources are economically producible - and that the resources meet the definition of a proved reserve in Rule 4-10(a)(22).

9. Regarding the 2015 long-term average crude oil and natural gas price assumptions used for your value-in-use calculations, tell us the following:
- How the prices were determined, including how they reflect the external evidence represented by current prices at and around June 30, 2015;
- How the prices are used to develop cash flow projections, both for near-term and longer-term years; and,
- How the prices compare to the prices used in the most recent budgets or forecasts approved by management.
- As part of your response, explain how your use of these prices takes into consideration the requirements of IAS 36, paragraph 33.

Response
How the prices were determined, including how they reflect the external evidence represented by current prices at and around
June 30, 2015

Crude Oil
Crude oil prices, utilised in impairment testing, are derived using forecasts from three external data analysis and research consultancies (Wood Mackenzie, PIRA Energy and IHS Incorporated). Equal weighting has been given to each of the external consultant's views in developing the crude oil price assumptions. Management believes that utilising an average of three forecasts will provide a higher degree of accuracy than any one assumption. The consultants' June 2015 price forecasts were used to derive the crude oil assumptions and were considered to reflect the market and external prices at the reporting date i.e.
30 June 2015.

Natural gas
Natural gas prices, utilised in impairment testing, are derived from a combination of forecasts by external consultants
(Wood Mackenzie, PIRA Energy, IHS Incorporated and McDaniel &
Associates Consultants Ltd. (McDaniel)).

McDaniel provides Sasol with independent, third party assurance in terms of the Canadian reserves, and it was therefore deemed appropriate to assign a higher weighting to the natural gas price forecasts produced by them as an independent, external expert. Accordingly, the McDaniel price deck is assigned a weighting of 70%, whilst the average of the other three external experts are weighted at 30%.

How the prices are used to develop cash flow projections, both for near-term and longer-term years

The prices are used to develop cash flows by multiplying the price, in the near-term and longer-term, by the expected sales volumes of gas or oil; as appropriate. Management's best estimate of future production is influenced by the estimated prices referred to above, i.e. management would consider changes in the production and/or development profile of an asset based on significant changes in estimated prices.

How the prices compare to the prices used in the most recent budgets or forecasts approved by management

The Company uses the budget process as a planning mechanism to perform various scenario analyses to prepare the organisation for unforeseen events and a possible further deterioration in the macro-economic environment. It is further used to test capital allocation principles and risk mitigation initiatives given the anticipated lower-for-longer oil price environment.

The budget contains two price scenarios, namely a "prudent" case and a "reference" case.

The "prudent" budget price assumptions are lower than the external panel view. To ensure that Company's budget is stressed to a worst case scenario, the budget contains conservative price assumptions, which are not reflective of the external market. The "prudent case" assumptions are only used to test the robustness of earnings and capital allocation and inform decisions on the Company's cost and cash conservation programmes. Details on the Company's cost and cash conservation programmes are disclosed in the Form 20-F filing on Page 114. Target setting for the Response Plan programme, introduced in January 2015, which is aimed at conserving between R30 billion and R50 billion in cash over a 30-month period, is derived from the budget based on the "prudent case" assumptions. The Company's risk mitigation strategy is to plan conservatively to prepare the organisation for unexpected changes in the external environment.

The "reference" case is slightly higher than the panel of three and is used for production planning, and managing the product slate to be produced and for determining the value of potential capital investments. These prices are reviewed on a quarterly basis.

However for impairment testing, the Company has applied the principles of IAS 36, paragraph 33, and uses an external panel of three price assumption as these forecasts are considered to be most representative of market related prices. The Company's internal "prudent" case assumptions are not deemed appropriate, in terms of IAS 36, for impairment testing, as they reflect a worst case scenario. Similarly, the reference case is also not deemed appropriate as in terms of IAS 36.33, greater weight should be given to external evidence.As part of your response, explain how your use of these prices takes into consideration the requirements of IAS 36, paragraph 33

IAS 36.33(a) "base cash flow projections on reasonable and supportable assumptions that represent management's best estimate of the range of economic conditions that will exist over the remaining useful life of the asset. Greater weight shall be given to external evidence."The crude oil and natural gas price assumptions represent management's best estimate. Given the high levels of volatility in the markets, the external consultant view was considered to be most representative of the likely outcomes of the pricing of these key products.

IAS 36.33(a) requires that the greatest weight is given to external evidence.

The Company's approach is directly aligned to this principle. Independent, external consultants' forecasts are utilised in determining the short- and long-term assumptions. The consultants used are known in the industry as trusted, reputable consultants with a history of reasonable forecast accuracy. The use of an external panel gives comfort around the reasonability and accuracy of the assumptions, and ultimately the cash flows utilised in calculating the value in use of the applicable assets. This paragraph also requires that due consideration is given to a range of economic conditions. This implies consideration of realistic scenarios, which management regards as their best estimate of the use of the asset. The assumptions utilised for impairment testing are therefore not based on the 'worst-case' scenario, but rather a range of scenarios.

IAS 36.33(b) "base cash flow projections on the most recent financial budgets/forecasts approved by management, but shall exclude any estimated future cash inflows or outflows expected to arise from future restructurings or from improving or enhancing the asset's performance. Projections based on these budgets/forecasts shall cover a maximum period of five years, unless a longer period can be justified."

Cash flows utilised for impairment testing exclude those related to future restructurings or enhancements to the asset's economic generation capacity. Due to the nature of Sasol's operations, major activities and capital expenditure are not short-term. A plant can take between three to five years to construct and ramp up; and a number of years thereafter to become profitable. Accordingly, budgeting processes are in place to budget accurately for 10 years, and this reflects the manner in which budgets are approved and monitored by those charged with governance. The Company includes pricing information from the panel of three up to the end of the budgeting period.

IAS 36.33(c) estimate cash flow projections beyond the period covered by the most recent budgets/forecasts by extrapolating the projections based on the budgets/forecasts using a steady or declining growth rate for subsequent years, unless an increasing rate can be justified.
This growth rate shall not exceed the long-term average growth rate for the products, industries, or country or countries in which the entity operates, or for the market in which the asset is used, unless a higher rate can be justified Natural gas and oil price assumptions are not impacted by growth rates. In accordance with IAS 36.33(c), the Company uses inflation as the basis for determining the growth rates "used to extrapolate cash flow projections beyond the period covered by the most recent budgets/forecasts." Given that inflation rates are directly dependent on individual economies, the group discloses the growth rates used as required by IAS 36.134(d)(iv) per geographical zone.


We acknowledge that:
- The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
- Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- The Company may not assert Staff comments as a defence in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the Staff's review of Filing. Should the Staff have any questions or require any additional information, please telephone the undersigned at +27-11-441-3422. My email address is Bongani.Nqwababa@sasol.com.


Yours faithfully


/s/ Bongani Nqwababa
Bongani Nqwababa
Chief Financial Officer